Filed by Silver Spike Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Silver Spike Acquisition Corp.

Commission File No. 001-39021

Date: December 14, 2020

The following is a transcript of an interview Chris Beals, the Chief Executive Officer of WM Holding Company, LLC, gave to Green Market Report:

Weedmaps CEO Chris Beals On The Plans To List On NASDAQ

This interview has been slightly edited for grammatical purposes.

Green Market Report Editor-in-Chief Debra Borchardt:  So first, congratulations. That’s quite a feat to have pulled off this year. Certainly, SPACs have been the way to go. Most of the deals in cannabis this year have been with the public companies, not so much on the private side. So, kudos to you guys for doing that.

Weedmaps CEO Chris Beals: Thank you.

Green Market Report: I had a question regarding your numbers in 2019 versus your numbers in 2020. It seemed your net income really dropped in 2019 and then it bounced back in 2020. And I was curious what you did to make that happen?

Chris Beals: So, we’ve gone through a cyclical approach to investment, just with building out this “business in a box” in sort of the tech platform. Keep in mind, we’ve essentially built this entire operating system in the last three years. Two things underpin that. One was that I believed in embarking on this strategy that we’ve seen increased economies of scale. So, we’d be able to launch successive pieces of software more cheaply because we’d increasingly be able to rely on parts of the sort of a software layer where the data normalization work we were doing to preceding pieces. But the other is we’d be able to lower our cost of acquisition or our cost of adoption by doing things like having self- onboarding occur and that sort of thing. One of the things that we’ve done is we go through successive waves of investment. So, we’ll invest heavily in building out the next suite of the platform and then work to make sure that we have adoption in product markets before we cycle forward. We also, periodically, we’ll have some heavier investment periods when we see the market’s open and given that the last few years from a macro view has been a bit muted in terms of the rapid expansion most people expected.

Green Market Report: Back in 2019 you guys had some negative headlines about listing dispensaries that weren’t licensed and then you started 2020 on a mission to eradicate those unlicensed operators from Weedmaps. Is that complete?

Chris Beals: Not only is it complete, what we’ve done is something that frankly, I don’t think there’s any other sort of marketplace I’ve seen out there do it, which is we’ve been rolling out sort of this enhanced verification process for businesses that want to be on the site as opposed to say what you see with the Googles (NASDAQ: GOOGL) and others of the world relying on their section 230 defense and that sort of thing. In part, I think that’s a natural extension of the amount of work we do on the policy side that we build into sort of our software compliance stack. It’s all part of the same cycle, but yeah, so we have that enhanced verification with the marketplace side, but also that same sort of enhanced verification exists for businesses using the WM business.

Green Market Report: Looking at the revenue, your revenue estimates from ’21 to ’22, you jumped from $205 million to $300 million, and then ’22 to ’23, you estimate a jump, another pretty big jump, from $300 million to $440 million. What is going to get you there? Because granted your previous increases have been pretty respectable, but they seem like they’ve been a little more consistent in the size. And then all of a sudden we have these huge jumps, but then you also say within your investor presentation that you’re not really relying on new markets. So, what’s going to be behind that big jump from ’21 to ’22? To me, it would seem like it would be reliant on these new markets, but you’ve said that you’re not really baking that in.

Chris Beals: So, we’ve driven over the last five years a 40% CAGR. And as you look on the go forward, that’s essentially a carry forward of that 40% CAGR. Although we have a large and very effective policy team, a lot of that allows us to build this compliance by design, and with the WM business suite, we typically sort of on the go forward look, take a fairly conservative view in terms of our estimates when markets will open, maybe aggressively conservative. Given what happened in this last election, but separately, we can’t have our go-forward projections be sort of reliant on the vagueries being exactly when a certain market opens. So, we built in the conservatism for that reason.

In terms of the “go-forward” what you see on the go forward is actually a continuation of that roughly 40% growth rate we’ve historically had. The other thing that’s worth noting is on the marketplace side, not only the largest and sort of most effective marketplace for cannabis, we also have a dominant position in terms of actual cannabis’ rivals. And so, a lot of us don’t realize this, but people who consume cannabis once a month or more are less than 10% of the population we’d estimate. When you look across the Weedmaps marketplace user base, over 90% of those users consume monthly. In fact, over 70% consume daily. And so, the thing that’s interesting is we’re actually right now by far the cheapest way for cannabis businesses to reach consumers, but we’re also the most effective once they do reach them.

We have about a 50 cent cost per click, which is a fraction of what it would cost to go out and try and aggregate demand on generalized platforms or out of the home. Separately, we’re driving an almost 15% conversion rate across our platforms and at best, you’re looking at likely a low single-digit conversion rate on the sort of any other platform, not to mention the fact that getting to these consumers is incredibly valuable. You sort of go out and sort of try and attract demand in a generalized sense. 90 to 95 cents on every dollar you spend are effectively wasted because you’re not actually hitting a cannabis consumer.

Separately, on the WM business suite, we offer this entire operating system for retailers for $500 a month. It offers a huge amount of benefits from a compliance and operational efficiency you’d bring because those pieces link together, but separately, if a business were to go out and buy those pieces individually, it would cost several times that. And so, as we look at the go forward, obviously, I think there’s the ability to sort of think about monetization more on the business in a box, that SAS suite, but separately, over 40% of our headcount is engineering, product, and design. We have a zesty roadmap of new products, new features that we expect to bring on and be able to monetize. So, I would say that if you look at that go forward growth if you’re just looking at the steady-state of where the markets are right now, I guess the easiest way to analogize it is there’s a lot of room for growth within existing markets, just on that base level.

Green Market Report: NASDAQ recently announced its desire to have the companies that list on their marketplace to have diversity in the board and looking at Silver Spike and Weedmaps, it’s just a bunch of white men. Are there any plans for the board to have any females?

Chris Beals: Absolutely. Diversity is really a core part of Weedmaps and what we strive to do. Look, I think it’s always an area that companies can improve in and I would say we’re no exception. It’s something that we’ve actually made a focus internally. Separately, in terms of board composition, we absolutely care about having a diverse board. And that was something we would do regardless of the changes or whenever the NASDAQ comes out.

Green Market Report: Well, that could have maybe happened before. Any acquisition plans?

Chris Beals: Keep in mind, just one note on that actually, it’s a closely held LLC. Part of this transition will be forming a new board.

Green Market Report: Got it.

Chris Beals: And that’s part of the merger process.

Green Market Report: Are there acquisitions planned? It looked like most of the proceeds were planned for just like more tech and an expansion of the tech that’s existing. I didn’t really see that there were any plans for acquisition, so I was just curious if that was part of the mix?

Chris Beals: Yeah. We always want to ensure that we have dry powder for acquisitions. I think we are a company that’s looking sort of out further, but I would say one thing that sometimes weighs against that is sort of the continued efficiencies we’ve been able to drive on sort of our internal development efforts and separately as a company ethos, we’re very sort of ROI focused on our investments, whether that be internal initiatives or potential M and A. But that’s something we keep track of, but nothing sort of specific planned.

Green Market Report: Along the line of the board member question, what Weedmaps has done with regards to any kind of social equity or social justice types of movement. Is that something that you guys are engaging in?

Chris Beals: Actually, it’s a pretty core mission. Weedmaps’ mission is to power a diverse and inclusive cannabis industry. We actually launched something called the WM Deal. And that was basically a social equity support program that we launched late last year, which was basically intended to give free software, support, consulting services and to help these businesses participate. Separately through our policy team, we actually wrote a lot of the initial draft language on social equity programs and have been big advocates for actually having social equity programs within jurisdictions that are opening up. We’ve worked closely, for instance, with the NAACP and other groups in New Jersey in advocating for that.

I think, yeah, there is a lot we’re doing in this space. I think part of it is the support of folks who get licenses and unfortunately, a lot of these social equity programs have been too slow to roll out, but the other part is advocating. And this is something we’ve been doing for some time and writing white papers and this mock language on, sort of a model legislative language on, which is trying to get more jurisdictions to implement social equity programs or to actually have that opportunity as well as encouraging jurisdictions to realize that starting up a cannabis business is incredibly expensive between the fees, the licensing, but then the sort of sheer rigor of these compliance regulations where we’re really regulating cannabis like it’s a radioactive substance. And so, encouraging state and local governments to think about things like grants or sort of loan forgiveness programs or things like that because you can have the programs, we can give the software, we can give all these enablement tools, but ultimately, raw capital is, unfortunately, sometimes feels like a must in this industry just because of sort of how we’re regulated for this.

Green Market Report: So, looking at your revenue numbers, they were pretty solid. You consistently, as you noted, grew your revenues. Why go public? Because going public is certainly not, as I’m sure you’re finding out, the end all and be all. You got special accountants, you’ve got to have so many things that you’re doing with regards to the compliance and then, of course, reporting every quarter to your shareholders. Why go that route? Why not just stay private?

Chris Beals: We have a pretty seasoned executive team and we have folks who are fairly familiar with the rigors of the process and yeah, we would not disagree with you that there’s a lot of increased work and rigor. Look, I was a former life scientist and tech transactions attorney, I’m, yes, very familiar with it. I think for us, it’s a couple of things. I think one, being the first sort of tech company at this valuation you got at NASDAQ, in and of itself I think has a frankly, sort of these positive externalities in terms of raising the profile of the company and also enabling us to do successive transactions more easily, to have a public currency that we can utilize if we’re going to go about and do M and A, but then the other part of it is, is that this was frankly, a very effective way for us to raise capital, but also bring, given the fact that we’ve essentially been a bootstrap company for our entire history, to bring bellwether investor groups in and to support the story and grow.

I know it sounds a bit cliche, but I think one of the toughest things about doing what we do, doing this very regulatorily intensive software stack, working on this marketplace, which frankly, wouldn’t have transactability without us doing a bunch of machine learning and data normalization and building the wrong product catalogs that actually underpin these listings so that when you click on an individual menu listing, there’s information that enables a consumer to transact. These are really complex things where we’re doing things like machine learning and that sort of thing. And I think by bringing these investors around the table, I think it highlights and it is a sign of recognition of, I think, just how tough what we’re doing is and sort of, I think, how future says, we’ve been in our approach.

Green Market Report: Have you had any pushback from NASDAQ? Because I know that NASDAQ folks are not very friendly towards the cannabis companies. They’ve certainly not shown a desire to really work with them very much. And while Greenlane and Akerna and a couple more have managed to get in the door, have you felt any pressure from them with regards to any of the marketplace transactions that you would be engaged in selling cannabis?

Chris Beals: A couple of things to note there. We’ve had a very cordial and open dialogue because as you can imagine, they want to understand that this is a compliant company and then how we operate. I think the thing here that’s really important to note is we provide SAAS software on a licensing fee basis and then we provide the sort of broader consumer reach things. We don’t do anything that is involved in a cannabis transaction. We don’t enable payments for cannabis transactions, we don’t take Visa on cannabis transactions, anything like that. And so, I think part of what underpins, and look, we take a fairly conservative approach from a compliance view, so it’s one of the ancillary benefits of having a large compliance and policy team for building the software we build, is they also give you advice on sort of everything else.

We as a company, keep a very conservative path from a compliance view and I think that’s something that NASDAQ understood and took comfort in, but there’s a lot of intentionality there. And look, undoubtedly, there are definitely opportunities for us. In fact, I think frankly, very large opportunities exist when federal legalization or something like federal banking, like when the Safe Banking Act passes and we simply don’t or won’t, or can’t do now because of that compliance first mindset.

This interview is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC (“WMH”) and Silver Spike Acquisition Corp. (“Silver Spike”) and related transactions and for no other purpose.

Forward Looking Statements

This interview includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WMH's go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this interview, and on the current expectations of WMH’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WMH; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WMH’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WMH’s ability to manage future growth; WMH’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WMH’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WMH’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WMH’s expectations, plans or forecasts of future events and views as of the date of this interview. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WMH’s assessments as of any date subsequent to the date of this interview. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the proposed extension of the date by which Silver Spike must consummate an initial business combination, Silver Spike filed with the SEC a proxy statement, dated December 10, 2020 (the “Extension Proxy Statement”).

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read, once available, the Extension Proxy Statement, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive Extension Proxy Statement or proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants in Silver Spike’s Extension Proxy Statement and also will be included in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement /

prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This interview does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.